UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	27 September 2024 - “Haleon to increase stake in China JV to 88%”

99.1

Haleon to increase stake in China JV to 88%

27 September 2024: Haleon plc ("Haleon") (LSE/NYSE: HLN) today announces that it has entered into an agreement to acquire an additional 33%1 equity interest in Tianjin TSKF Pharmaceutical Co. Ltd ("TSKF"), its joint venture in China from its partners, Tianjin Pharmaceutical Group ("TPG") and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited ("DRTG") for a total consideration of RMB 4,465 million (c. £0.5 billion).

TSKF accounted for c. 40% of Haleon's China revenues in FY 2023 and manufactures and/or distributes leading brands such as Fenbid, Voltaren and Bactroban. This acquisition will increase Haleon's participation in TSKF from 55% to 88% and deliver greater control and increased strategic and operational flexibility across the business. The acquisition is expected to be funded through a combination of Haleon's existing cash resources and new third-party Renminbi-denominated debt. Subject to customary closing conditions, including the approval of DRTG's shareholders and applicable regulatory clearances, the transaction is expected to close end of 2024 and to be accretive to EPS.

In addition, Haleon and DRTG have agreed, effective from closing of the acquisition, that Haleon would have an option to acquire and DRTG an option to sell the remaining 12% shareholding in TSKF.

Brian McNamara, Chief Executive Officer of Haleon commented: "China is a key strategic market for Haleon. Over the last three years, it has delivered strong market share growth and our acquisition of a further 33% in our JV partnership is an important milestone which is both strategically and commercially compelling. It reflects our commitment to this important market, the exceptional growth potential we see in China and is fully consistent with our capital allocation priorities to drive attractive returns for shareholders and maintain a strong investment grade balance sheet."

Notes
1.  This transaction consists of a simultaneous and inter-conditional purchase of the entire 20% equity interest in TSKF held by TPG and a 13% equity interest in TSKF held by DRTG.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

About TSKF
Founded in 1984, TSKF is a joint venture of Haleon, TPG and DRTG in China. TSKF is a leading OTC company that manufactures and distributes renowned products under Haleon's brands in China, such as Fenbid, Contac, Bactroban, Voltaren and Flixonase in major therapeutic areas such as Pain Relief, Respiratory Health and Skin Health.

About TPG
TPG is a large-scale pharmaceutical group based in China. TPG is engaged in the research and development, manufacturing and commercialisation across four major business sectors including traditional Chinese medicine, chemical and biological pharmaceuticals, high-end medical devices, and modern commercial logistics. The Company is ranked among China's top 500 enterprises.

About DRTG
DRTG (SHSE: 600329 / SGX: T14) is the core pharmaceutical manufacturing arm of TPG. DRTG is engaged in the research, development and manufacturing of Chinese herbal medicines, proprietary Chinese medicines, western medicine, and other products primarily in China. The company is also involved in the wholesale and retail of medicines in China. DRTG was founded in 1981 and listed on the Singapore Stock Exchange and the Shanghai Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: September 27, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary